FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of August 26, 2002

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 615 0469
Fax (213) 486 9698

2 August 2002

BY FAX - ORIGINAL IN POST
(44 208 242 8587)

Signet Group plc
Zenith House
The Hyde
London NW9 6EW, England

Re: Section 198 Notification

Ms. Anne Keates:

Enclosed is a Section 198 Notification dated 1 August 2002.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 1,711,394,296 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Greg Dickinson or Inmo Khang at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Greg Dickinson
Compliance Associate

198/90/I

To: Signet Group plc
Zenith House
The Hyde
London NW9 6EW, England

Date: 1 August 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,711,394,296 shares outstanding)

Number of shares in which the Companies have an interest:

232,591,141

Name(s) of registered holder(s):

See Schedule B

As of 1 August 2002

Signet Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	232,591,141	13.59%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	29,075,100.00	1.70%
• Capital International Limited	197,422,505.00	11.54%
• Capital International S.A.	4,434,510.00	0.26%
• Capital International, Inc.	1,659,026.00	0.10%

Schedule of holdings in Signet Group plc
As of 1 August 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,320,000
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	363,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,559,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	2,402,000
Deutsche Bank Mannheim	18,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	40,000
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,265,900
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	89,600

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	16,200
TOTAL	29,075,100

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,556,200
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	52,593,008
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	47,998,253
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	2,079,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	29,403,387
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,274,000
Citibank London 11 Old Jewry London EC2R 8D6 UK	2,753,319
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	4,511,200

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	27,853,818
State Street Bank & Trust Co.	2,865,900
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	8,948,200
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	12,514,900
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	385,920
Bank One London	1,685,000
TOTAL	197,422,505

Capital International S.A.

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,517,410
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	99,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	273,000
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	100,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	445,000
TOTAL	4,434,510

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,659,026
TOTAL	1,659,026

To: Signet Group PLC@001442082428587@fax
cc: Yuit Mun Ho/FSD/SIN/GIC@GIC, Peter Lee Kong Yim/FSD/SIN/GIC@GIC
Subject: Interest in Signet Group PLC

Attn : Company Secretary

1. In compliance with Section 198 of Companies Act 1985, we wish to inform you that the following persons have increased their interest in the ordinary shares of Signet Group PLC as at 7/8/2002.

a) Beneficial owner's name : Board of Commissioners of Currency, Singapore

Holdings : 1,086,814 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMB]

b) Beneficial owner's name : Government of Singapore

Holdings : 47,124,185 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMC]

Holdings : 4,500,000 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM073]

Holdings : 108,100 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM125]

Holdings : 18,676 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM167]

Holdings : 95,700 shares
Registered holder's name : Nortrust Nominees Limited [A/c No : EM174]

c) Beneficial owner's name : Monetary Authority of Singapore

Holdings : 8,072,187 shares
Registered holder's name : The Securities Management Trust Ltd [A/c No : SMH]

Holdings : 8,671,328 shares
Registered holder's name : The Bank of New York Nominees Limited [A/C No. : ACCJ]

2. Best Regards.

Belinda Beh
Operations Officer
Financial Operations Division

Standard Life Investments
1 George Street
Edinburgh
[illegible]
United Kingdom
Fax: 0131 245 7106
Direct Dial Tel.: 0131 245 0227
15 August, 2002

Company Secretary
Signet Group PLC
Fax: 020 8242 8588

Dear Sir / Madam

Signet Group PLC Ord GBP0.005 shares

In terms of Part V of the Companies Act 1989, Section 134, I have to inform you that on 15/08/02, Standard Life Investments purchased 500,000 shares on behalf of Standard Life Group, this increased the total held as a material interest to 51,701,419 shares being 3.021% of the issued stock of that class.

No. of shares held	Registered Name
51,701,419	Stanlife Nominees Limited

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 245 7106.

Yours faithfully

pp Lynne McWilliams
Data Control

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: August 26, 2002.

By: Walker Boyd
Group Finance Director